

07007901

BB 7/25

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2006 (MM/DD/YY) AND ENDING 04/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSA EQUITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1447 York Road
(No. and Street)

Lutherville (City) MD (State) 21093-6032 (Zip Code)

SEC MAIL RECEIVED PROCESSING
JUN 27 2007
WASH, D.C.
186 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G Gleason 410 821-7766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, PA
(Name – *if individual, state last, first, middle name*)

11311 McCormick Road, Stuie 400
Hunt Valley, MD 21031
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G Gleason, FIN/OP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PSA Equities, Inc, as of June 25, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Peter G. Gleason
Signature

FINANCIAL & OPERATIONS PRINCIPAL
Title

Deborah Mitchelty
exp 10-1-08 Notary Public Deborah Mitchelty

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.S.A. EQUITIES, INC.

Financial Statements
Together with Independent Auditors' Report

For the Year Ended April 30, 2007


SC&H
STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

Independent Auditors' Report

To the Board of Directors of
P.S.A. Equities, Inc.:

We have audited the accompanying balance sheet of P.S.A. Equities, Inc. (a Maryland corporation) (the Company) as of April 30, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.S.A. Equities, Inc. as of April 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

June 18, 2007

P.S.A. EQUITIES, INC.

Balance Sheet
As of April 30, 2007

Assets		
Cash and cash equivalents	$	133,362
Restricted investments		100,000
Commissions receivable		27,450
Prepaid expenses and other assets		21,012
Total Assets	$	281,824
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	34,428
Due to affiliates, net		55,197
Total Liabilities		89,625
Commitments and Contingencies (Notes 3 and 8)		
Stockholder's Equity		
Common stock - 5,000 no-par value shares authorized, 100 shares issued and outstanding		5,000
Retained earnings		187,199
Total Stockholder's Equity		192,199
Total Liabilities and Stockholder's Equity	$	281,824

The accompanying notes are an integral part of this financial statement.

P.S.A. EQUITIES, INC.

Statement of Operations
For the Year Ended April 30, 2007

Revenues		
Commission income	$	498,825
Fee income		36,948
Interest income		7,412
Gain on investment		631
Total Revenues		543,816
Expenses		
Commission expense		249,388
Salaries and payroll taxes		154,009
Clearing expenses		48,410
Other operating expenses		46,856
Computer expenses and data processing		44,018
Professional fees		25,278
Licensing fees		15,106
Total Expenses		583,065
Loss Before Benefit for Income Taxes		(39,249)
Benefit for Income Taxes		14,800
Net Loss		(24,449)
Other Comprehensive Income		
Reclassification adjustment		(3,126)
Comprehensive Loss	$	(27,575)

The accompanying notes are an integral part of this financial statement.

P.S.A. EQUITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2007

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance at May 1, 2006	$ 5,000	$ 3,126	$ 211,648	$ 219,774
Net Loss	-	-	(24,449)	(24,449)
Reclassification Adjustment	-	(3,126)	-	(3,126)
Balance at April 30, 2007	$ 5,000	$ -	$ 187,199	$ 192,199

The accompanying notes are an integral part of this financial statement.

P.S.A. EQUITIES, INC.

Statement of Cash Flows
For the Year Ended April 30, 2007

Cash Flows From Operating Activities		
Net loss	$	(24,449)
Adjustment to reconcile net loss to net cash and cash provided by operating activities		
Investment reclassification adjustment		(3,126)
Changes in assets and liabilities:		
Decrease in commissions receivable		894
Decrease in prepaid expenses and other assets		5,651
Increase in commissions payable		1,500
Increase in due to affiliates, net		19,645
Net Cash Provided by Operating Activities		115
Net Increase in Cash and Cash Equivalents		115
Cash and Cash Equivalents, beginning of year		133,247
Cash and Cash Equivalents, end of year	$	133,362

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

P.S.A. Equities, Inc. (the Company) was incorporated in the State of Maryland and is a broker/dealer of securities. The Company is a wholly owned subsidiary of P.S.A. Financial, Inc. (the Parent).

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. It also requires the Company to promptly deliver all client funds and securities related to mutual fund transactions and to transact all client securities transactions through a special reserve bank account for the exclusive benefit of its clients. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of clients on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries the accounts of the clients and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Revenue Recognition

Commission income and related commission and clearing expenses from security transactions are recorded on a trade date basis. Fee income is recorded when earned.

Cash Equivalents

The Company considers commercial paper with original maturities of three months or less at the time of purchase to be cash equivalents. The Company's cash equivalents consist of funds held in an uninsured money market mutual fund account.

Restricted Investments

The Company is required to maintain a deposit of $100,000 with their clearing broker/dealer. These funds are held by the clearing broker/dealer and may not be withdrawn by the Company, unless the Company changes clearing brokers/dealers. As of April 30, 2007, these funds were invested in US Government Treasury Bills.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements (see Note 6).

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont'd.

Comprehensive Income

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS 130). SFAS 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. SFAS 130 governs the financial statement presentation of changes in stockholder's equity resulting from non-owner sources. Comprehensive income in the accompanying financial statements represents reclassification adjustments when gains from the sale of investment became realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker/dealer and from mutual fund companies relating to client security transactions originated by the Company.

3. OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio exceeds 10 to 1. At April 30, 2007 the Company is in compliance with this rule.

5. CONCENTRATIONS

In accordance with Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company has an agreement with a clearing broker/dealer through which certain transactions of its clients are cleared. This agreement may be cancelled by either party, without cause, upon ninety days prior written notice.

6. INCOME TAXES

The Company files a consolidated Federal tax return with its Parent. The Company has elected to allocate its portion of the current and deferred taxes by treating its operations as if it were a stand alone taxpayer. The provision for income taxes differs from the provision that would result from applying Federal statutory rates to income before provision for income taxes due primarily to the effect of state taxes. As of April 30, 2007, the Company has a deferred tax asset totaling approximately $31,000 which is included in due to affiliates, net.

7. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended April 30, 2007, personnel costs totaling approximately $143,000 were charged to, and paid by, the Company.

The Parent is obligated to pay all indirect expenses of the Company. The Company has no obligation to reimburse or otherwise compensate the Parent for settling the liability related to all or portions of such costs. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company does not maintain an operating cash account. All direct expenses of the Company are paid by an affiliate and reimbursed by the Company through a due to affiliates account.

8. LITIGATION

As of April 30, 2007, the Company is involved in litigation arising from the actions of one of its former employees. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on its financial position.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
P.S.A. Equities, Inc.:

We have audited the accompanying financial statements of P.S.A. Equities, Inc. as of and for the year ended April 30, 2007, and have issued our report thereon dated June 18, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.

June 18, 2007

P.S.A. EQUITIES, INC.

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1
For the Year Ended April 30, 2007

Net Capital		
Total Capital Funds	$	192,199
Deductions		
Prepaid expenses		(19,584)
Non-allowable receivable		(1,925)
Net Capital before Haircuts on Securities and Other Adjustments		170,690
Excess Deductible Fidelity Bond		(19,000)
Haircuts on Securities		(356)
Net Capital	$	151,334
Computation of Aggregate Indebtedness		
Commissions payable	$	34,428
Due to affiliates		55,197
Total Aggregate Indebtedness	$	89,625

P.S.A. EQUITIES, INC.

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 (cont'd.)
For the Year Ended April 30, 2007

Computation of Basic Net Capital Requirement

6 2/3% of aggregate indebtedness	$	5,975
Minimum net capital requirement	$	50,000
Net capital	$	151,334
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	50,000
Excess Net Capital (net capital less net capital requirement)	$	101,334
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	142,371
Ratio of aggregate indebtedness to net capital		.59 to 1

P.S.A. EQUITIES, INC.

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 (cont'd.)
For the Year Ended April 30, 2007

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of April 30, 2007)

Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	136,534
Audit Adjustments		
Benefit for income taxes		14,800
Net Capital Per Above	$	151,334



STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
P.S.A. Equities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of P.S.A. Equities, Inc. (the Company) as of and for the year ended April 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stant, Causey & Horning, P.A.

June 18, 2007

END